UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Candidates nominated by non-controlling shareholders for the Fiscal Council

Rio de Janeiro, March 25, 2019 – Petróleo Brasileiro S.A. – Petrobras, under the terms of the OFÍCIO-CIRCULAR/CVM/SEP/Nº02/2018, informs that it received from the shareholders Fundo de Investimento em Ações Dinâmica Energia and Banclass Fundo de Investimento em Ações the following indication of candidates for the Fiscal Council, whose elections will take place at the Annual General Meeting of April 25, 2019:

Candidate	Position
Marcelo Gasparino da Silva	Member of the Fiscal Council appointed by minority shareholders (holder)
Patrícia Valente Stierli	Member of the Fiscal Council appointed by minority shareholders (alternate)
Daniel Alves Ferreira	Member of the Fiscal Council appointed by the preferred shareholders (holder)
Michele da Silva Gonsales	Member of the Fiscal Council appointed by the preferred shareholders (alternate)

Find below the curriculum vitae of the candidates:

Marcelo Gasparino da Silva, Chairman of the Board of Directors and member of the Board of Directors and Fiscal Council, coordinator and member of committees of finance, auditing, risks, legal, compliance and related parties in publicly-held companies. Lawyer Specialist in Corporate Tax Administration by ESAG and MBA in Controlling, Auditing and Finance (attending). Chairman of the Board of Directors of ETERNIT (2017-2019), Member of the Board of Directors of CEMIG (2016-2019), CELESC (2018-2019) and KEPLER WEBER (2017-2019), and member of the Fiscal Council of BRASKEM ( 2018-2019). He was Chairman of the Board of Directors of Usiminas (2015-2016) and a member of the board of directors of Bradespar (2015-2016), Battistella (2016-2017), Celesc (2011-2014), Eletrobras (2012-2014 and 2016), Tecnisa (2012-2014) and Vale (2016-2017), as well as Usiminas itself (2012-2016). He was Fiscal Council Member of Bradespar (2014-2015), AES Eletropaulo (2012-2013), AES Tietê (2013-2014), and Eletrobras (2014-2015). He was Chairman of the Related Party Committee and member of Eletropaulo’s Audit Committee (2017-2018), and member of CEMIG’s Finance, Audit and Risk Committee (2017-2018). He was Coordinator of the Legal and Compliance Committee of ETERNIT (2015-2017), Eletrobras Audit Committee (2013-2014 and 2016) and Celesc’s Legal and Audit Committee (2012-2014). He began his executive career as Legal and Institutional Director of CELESC (2007-2009). Participates in the CEO Program FGV 2016 (IBE / FGV / IDE). He attended the Executive Program on Mergers and Acquisitions at London Business School and attended specific courses in the financial and strategic areas at the IOD-Institute of Directors in London. He is co-founder and Coordinator of the Santa Catarina Chapter, Certified Management Advisor and composes the IBGC Board of Directors. He is a member of the AMEC Technical Committee and of the IBGC Legal and Societies of Mixed Economy Committees. He is professor of the discipline Board of Directors of the Corporate Governance Course of the ENA Brazil School of Government Foundation. With solid training in Corporate Governance and experience in boards of directors and tax, he contributed to the IBGC and to AMEC in the construction of the Brazilian Corporate Governance Code—“CBGC” and from its launch it was inserted as a working tool in all companies which is working, in particular the “APPLY OR EXPLAIN” model, a system that recognizes the practice of corporate governance is a journey and should not translate into a rigid model of regulation applicable equally to all companies.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Patrícia Valente Stierli, member of Fiscal Council Eletrobras-Centrais Elétricas S.A. (2017 to 2019). Member of the Board of Directors PPE Fios Esmaltados S.A. (2018 to 2019). Member Fiscal Council Sociedade Beneficiente de Senhoras—Hospital Sírio Libanês (2018 to 2021). Alternate member Fiscal Council Integration Center Company School CIEE (2018 to 2019). Member Fiscal Council of Bardella S.A. Mechanical Industries (2015,2016 and 2017 until October 2018). Member of the Board of Directors of Pettenati S.A. Indústria Têxtil (2015). Alternate Member of the Fiscal Council of Dohler S.A. (2017 to 2018). Four years of experience as Director of Administration and Fiscal in publicly traded companies, representing minority shareholders. Thirteen years of experience in the area of third party resources management, being six years as Statutory Director, acting in the management and destined to institutional and retail clients. Manager of the Sinergia funds, focused on unlocking value through intense corporate governance work, including nominating members to the Board of Directors and Fiscal Council of the investees. Eight years of experience as Financial Administrative Director, being 3 years with Statutory Director, responsible for accounting, fiscal, budget, treasury and human resources. Experience in structuring financial transactions with credit rights, issuance of debentures, public offering and mergers and acquisitions. Representative of the Asset Management Area of Banco Fator with the Brazilian Central Bank and Securities and Exchange Commission until July 2015. Member of the ANBIMA Stock Committee until July 2015.

Daniel Alves Ferreira, associate lawyer at the Alves Ferreira and Mesquita Law Firm since 04/2018. Lawyer and partner of the MPMAE Office, having worked in the areas of Mass Litigation and Capital Markets between 1996 and 04/2018. Petrobras’ Tax Counselor since April 2018. He was a member of the Board of Directors (2016-2018) and the Corporate Governance Committee (2018) of CEMIG. Participated in the Conference on Civil Procedural Law by the Institute of Lawyers of São Paulo, Aspects of Reform of the Code of Civil Procedure, Stable Union, Amendments to the Code of Civil Procedure, all by the IASP.

Michele da Silva Gonsales is a lawyer specializing in Corporate Law at Mackenzie University, Compliance Specialist at LEC-Legal, Ethics & Compliance, a member of the Compliance Committee at IASP / SP, currently a partner at the Ricardo Gimenez Law Firm. She worked for 4 years as Legal Manager of a medium-sized construction company. She acts with company risk management; preparation of a Code of Conduct and implementation of a Compliance Program; analysis, drafting and management of contracts; elaboration of corporate acts; strategic legal planning for business structuring. Participated in courses on Compliance, Real Estate Law and Strategic Management. She graduated in law from Universidade Presbiteriana Makenzie in 2007. Post-Graduation in Business Law from Universidade Presbiteriana Makenzie, completed in 2009. She has been an alternate member of Cemig’s fiscal council since April 2018.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer